UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Property Solutions Acquisition Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74348Q108
74348Q207

(CUSIP Number)

September 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This amended Schedule 13G is being filed on behalf of Karpus Investment Management for the sole purpose of reporting shares inadvertantly excluded from the original filing, filed with the Securities and Exchange Commission on October 9, 2020.

CUSIP No. 74348Q108, 74348Q207	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON(S) Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,451,598 Shares
	6.	SHARED VOTING POWER 0 Shares
	7.	SOLE DISPOSITIVE POWER 3,536,598 Shares
	8.	SHARED DISPOSITIVE POWER 0 Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,536,598 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.29%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 74348Q108, 74348Q207	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Property Solutions Acquisition Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

654 Madison Ave., New York, New York 10065

Item 2(a).	Name of Person Filing:

This statement is being filed by Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus” or the “Reporting Person”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG.

The Shares to which this Schedule 13G relates are owned directly by the accounts managed by Karpus.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

183 Sully's Trail, Pittsford, New York 14534.

Item 2(c).	Citizenship:

The members of the Karpus Management Committee are US citizens. Karpus is a  New York corporation.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number:

74348Q108

74348Q207

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 74348Q108, 74348Q207	13G	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:   3,536,598

(b)          Percent of Class:   12.29%

(c)           Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote:    3,451,598

(ii)  Shared power to vote or direct the vote:   0

(iii) Sole power to dispose or to direct the disposition of:    3,536,598

(iv) Shared power to dispose or to direct the disposition of:    0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Accounts managed by Karpus (the "Accounts") have the right to receive all dividends from, and any proceeds from the sale of the shares. None of the Accounts has an interest in shares constituting more than 5% of the shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74348Q108, 74348Q207	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 10, 2020

KARPUS MANAGEMENT, INC.

By:	/s/ Jodi L.Hedberg
Name: Jodi L. Hedberg
Title: Chief Compliance Officer